

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 20, 2016

Via Mail
Mr. David Alexander
Principal Executive Officer
North America Frac Sand, Inc.
Unit 9B – 218
105th Street East
Saskatoon, SK S71 0J9

>   **Re: North America Frac Sand, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed April 14, 2016**
>   **File No. 000-54757**

Dear Mr. Alexander:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 9A. Controls and Procedures, page 13

1.   Please amend your Form 10-K for the year ended December 31, 2015 to separately disclose:
    •   Your principal executive and principal financial officer's conclusion about the effectiveness (i.e. effective or not effective) of your disclosure and controls and procedures as of December 31, 2015 pursuant to Item 307 of Regulation S-K, and
    •   Your principal executive and principal financial officer's conclusion about the effectiveness (i.e. effective or not effective) of your internal controls over financial reporting as of December 31, 2015 pursuant to Item 308(a) of Regulation S-K.
Please also revise to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting pursuant to Item 308(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities